SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Commission file number 0-12014

IMPERIAL OIL LIMITED

(Name of Subject Company (Issuer) and Filing Person(s) (Offeror(s))

Common Shares, without par value

(Title of Class of Securities)
453038408
(CUSIP Number of Class of Securities)
Ian Laing
Vice-President, General Counsel and Corporate Secretary
505 Quarry Park Boulevard S.E.
Calgary, Alberta
Canada T2C 5N1
(800) 567-3776

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Patrick S. Brown Sullivan & Cromwell LLP 1888 Century Park East 21st Floor Los Angeles, California 90067 (310) 712-6600

☒    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    third-party tender offer subject to Rule 14d-1.
☒    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

On October 27, 2023, Imperial Oil Limited (the “company”) held a conference call following the release of its third quarter earnings, during which the company discussed its previously announced intention to commence a substantial issuer bid. A copy of the transcript is attached as Exhibit 99.1 to this Schedule TO.

The tender offer described in this communication (the “Offer”) has not yet commenced. This communication is for informational purposes only. This communication is not a recommendation to buy or sell Imperial Oil Limited shares or any other securities, and it is neither an offer to purchase nor a solicitation of an offer to sell Imperial Oil Limited Shares or any other securities.

On the commencement date of the Offer, Imperial Oil Limited will file an offer to purchase, accompanying issuer bid circular and related letter of transmittal and notice of guaranteed delivery (the “Offering Documents”) with Canadian securities regulatory authorities and mail these to the company’s shareholders. The company will also file a tender offer statement on Schedule TO, including the Offering Documents, with the United States Securities and Exchange Commission (the “SEC”). The Offer will only be made pursuant to the Offering Documents filed with Canadian securities regulatory authorities and as a part of the Schedule TO. Shareholders should read carefully the Offering Documents because they contain important information, including the various terms of, and conditions to, the Offer. Once the Offer is commenced, shareholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the Offering Documents and other documents that Imperial Oil Limited will be filing with the SEC at the SEC’s website at www.sec.gov, with Canadian securities regulatory authorities at www.sedarplus.ca, or from Imperial Oil Limited’s website at www.imperialoil.ca.
Item 12.         Exhibits
99.1     Transcript of earnings release conference call on October 27, 2023